Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

July 10, 2012

VIA EDGAR AND COURIER

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hyperion Therapeutics, Inc.
Registration Statement on Form S-1
Filed April 13, 2012, as amended May 24, 2012, June 18, 2012 and July 5, 2012
File No. 333-180694

Dear Mr. Riedler:

On behalf of Hyperion Therapeutics, Inc. (the “Company”), this letter is in reference to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”). This letter provides the Staff with supplemental responses to the oral comment received during the Company’s conversation with the Staff on July 9, 2012.

For ease of reference, the Staff’s oral comment is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, which oral comment has been incorporated into this response letter. References to page numbers in the Company’s responses refer to page numbers in Amendment No. 3.

1)	In your response to comment 4, you state that you maintain the same consistent specific company risk rate in April 2012 primarily due to the remaining risks associated with the regulatory approval and commercialization of Ravicti for the treatment of UCD and HE. Please clearly state whether or not you believe that the progress you have made may make it any more likely of you to obtain FDA approval and why the discount rate does not reflect that change.

The Company respectfully acknowledges the Staff’s oral comment, and advises the Staff that as discussed with the Staff on July 9, 2012, prior to the issuance of our financial statements for the quarter ended June 30, 2012, the Company has retrospectively reassessed the fair value of its Common Stock used for options granted on April 16, 2012 to use the low end of the proposed offering range, $11.00, instead of the March 2012 valuation at $7.31 per share. Accordingly, the Company will recognize an

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Securities and Exchange Commission July 10, 2012 Page 2

incremental annual stock compensation expense of approximately $346,000 over the vesting period of the stock option awards granted on April 16, 2012. The Company has determined to use the low end of the offering range for options granted on April 16, 2012 in order to retroactively reflect the increase in the Company’s value as a result of filing the Registration Statement on April 13, 2012.

Because the Company is no longer using the March 2012 valuation to determine the fair value of the April 2012 options, and consistent with earlier discussions with the Staff as well as the discussion on July 9th, the Company has conformed the March 2012 valuation disclosure to prior valuations when no stock options were granted by removing assumptions not included in such prior valuations. Except as previously disclosed in the Company’s supplemental letter dated July 9, 2012, the Company has not modified the disclosure on page 62 of Amendment No. 3 with respect to the assumptions underlying its valuation conducted in April 2011 because such valuation continues to be used to determine the fair value of the common stock in connection with the April 2011 grants as there were no other indications of Company value.

In its next amendment to the Registration Statement, the Company will include the following disclosure on page 63 of the Registration Statement, which supersedes the disclosure previously provided to the Staff in the Company’s supplemental letter dated July 9, 2012:

“January 2012 through March 2012: In January 2012, we agreed on key terms with Ucyclyd related to our interpretation of the collaboration agreement with them. In February 2012, we received notice of our NDA acceptance by the FDA for UCD. In March 2012, the last patient enrolled completed the study for a Phase II, randomized, double-blind, placebo-controlled study of the safety and efficacy of Ravicti for subjects with overt HE. Additionally, during this period, we started and completed the enrollment of the long-term treatment portion of the open-label study of the safety, pharmacokinetics, and efficacy of Ravicti in patients aged 29 days through 5 years. In March 2012, we entered into a revised collaboration agreement with Ucyclyd. During the period, we re-engaged in discussions with investment banks regarding a potential IPO. We utilized an income approach to value our equity and continued to use two scenarios in our common stock valuation methodology — a remaining private company scenario at 30% probability and an IPO scenario at 70% probability.

April 2012 – July 2012: In April 2012, we filed our initial Registration Statement on Form S-1 with the Securities and Exchange Commission.

In May 2012, we unblinded our HE Phase II results which demonstrated that we met the primary endpoint: the proportion of patients experiencing at least one HE event was significantly lower on Ravicti versus placebo.

As a result of the establishment of our preliminary price range, we revised the estimate of the fair value of our common stock as of April 16, 2012, and used the low end of the price range, $11.00, as our deemed fair value for the options granted at an exercise price of $7.31 per share. As a result of reassessing the fair value of our common stock, we expect to record additional stock-based compensation expense over the vesting period of the stock option awards granted on April 16, 2012.”

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Securities and Exchange Commission July 10, 2012 Page 3

Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Jon Layman at (650) 463-4024. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Donald J. Santel, Hyperion Therapeutics, Inc.
Jeffrey S. Farrow, Hyperion Therapeutics, Inc.
Jon Layman, Hogan Lovells US LLP
Mark B. Weeks, Cooley LLP
Brett D. White, Cooley LLP